EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2017	2016	2015	2014	2013

Profit of consolidated companies	$594	$390	$461	$544	$527

Add:
Provision (benefit) for income taxes	(4)	171	158	209	167

Profit before income taxes	$590	$561	$619	$753	$694

Fixed charges:
Interest expense	$667	$611	$593	$631	$734
Rentals at computed interest*	6	6	5	6	6

Total fixed charges	$673	$617	$598	$637	$740

Profit before income taxes plus fixed charges	$1,263	$1,178	$1,217	$1,390	$1,434

Ratio of profit before income taxes plus fixed charges to fixed charges	1.88	1.91	2.04	2.18	1.94

*Those portions of rent expense that are representative of interest cost.